EXHIBIT 99.1
                                                                    ------------



                     COMPTON PETROLEUM CORPORATION ANNOUNCES
                           2004 FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                                             APRIL 19, 2004

FIRST QUARTER HIGHLIGHTS:

FACILITIES

During the first quarter of 2004, Compton proceeded with the expansion of the Mazeppa gas plant and the addition of 45 mmcf/d of sweet gas processing capacity. The new sweet facilities were commissioned on May 1, 2004 and are currently undergoing testing and start-up procedures. Additionally, the Company completed the final phase of its gathering system expansion for the Mazeppa Plant.

DRILLING PROGRAM

During the first quarter of 2004, Compton continued its efforts on the successful exploration, development and exploitation of its major properties in the Peace River Arch, Southern and Central Alberta. The Company drilled 59 wells during the quarter, representing approximately 33% of its planned 2004 drilling program, with an overall success rate of 89%. Of the wells drilled, 27% were exploratory, a marked change from 2003 when 43% of the Company's 168 well program were exploratory wells. In the first quarter, 92% of wells targeted natural gas reserves, and particularly tight-gas reserves in Southern and Central Alberta.

Compton has developed an expertise in the discovery and development of unconventional basin-centered gas resources commonly referred to as "tight-gas". These regionally extensive gas systems are classified as unconventional because the reservoirs are essentially water free and abnormally pressured with generally lower permeability. Such systems experience relatively high decline rates during initial production but stabilize at very low decline rates, resulting in long-life reserves. These massive gas accumulations are one of the few remaining economically important natural gas exploration targets in North America. With its success at Hooker and Niton, Compton has established itself as a leader in the exploration and development of this significant resource.

PRODUCTION

Production declined marginally during the quarter from that of the fourth quarter of 2004 due to natural declines, including the initial declines of new wells tied in during the latter part of 2004. With the elimination of processing constraints in Southern Alberta and the focus on placing 2003 and 2004 wells on stream, production is expected to increase in the second half of 2004.

INDUSTRY CONDITIONS, REVENUE AND CASH FLOW

The oil and gas industry as a whole experienced lower revenue and cash flow in the first quarter of 2004 as compared to the first quarter of 2003 primarily as a result of lower commodity prices and higher costs. The effect of lower commodity prices was compounded for Canadian producers by a stronger Canadian dollar. Henry Hub spot price for natural gas was down in Q1 2004 by 12% from Q1 2003 while the AECO spot price for natural gas was approximately 20% lower over the same period. The very high level of industry activity, as illustrated by a 21% increase in

Canadian well completions in Q1 2004 as compared to Q1 2003, has resulted in an overall increase in the cost of goods and services, including Crown land prices which increased 35% over the period.

Compton's revenue and cash flow for the first quarter of 2004, like that of the industry, decreased from that of the first quarter of 2003. Revenue and cash flow for the first quarter of 2004 were $88 million and $41 million respectively, as compared to $92 million and $48 million for the first quarter of 2003. On a quarter over quarter basis, revenue and cash flow for the first quarter of 2004 increased from $82 million and $33 million in Q4 of 2003.

FINANCIAL SUMMARY

--------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED
                                                                 MARCH 31
  ($000s, except per share amounts)                        2004            2003
--------------------------------------------------------------------------------

  Gross revenue                                          $87,958         $92,444

  Cash flow from operations(1)                           $40,860         $48,038
  Cash flow/share  - basic(1)                             $ 0.35          $ 0.41
                   - diluted(1)                           $ 0.33          $ 0.39

  Adjusted net earnings from operations(1)               $14,088         $17,517

  Net earnings                                           $22,301         $31,817
  Net earnings per share - basic                          $ 0.19          $ 0.27
                         - diluted                        $ 0.18          $ 0.26

  Capital expenditures                                   $84,036         $38,555

  Weighted averages shares (000S)
                                  - basic                116,885         116,338
                                  - diluted              123,287         122,062
--------------------------------------------------------------------------------
(1) Cash flow and adjusted net earnings from operations are non-GAAP measures. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Adjusted net earnings from operations represents earnings excluding items of a non-operational nature.

ADJUSTED NET EARNINGS FROM OPERATIONS

Adjusted net earnings from operations is a non-GAAP term that the Company utilizes to evaluate performance. The following reconciliation presents the after-tax effects of certain items of a non-operational nature that are included in the Company's financial results for each of the periods reported.

--------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED
                                                               MARCH 31
  ($000s, except per share amounts)                       2004            2003
--------------------------------------------------------------------------------

  Net earnings as reported                              $22,301         $31,817

  Non-operational items
      Foreign exchange loss (gain)                        2,415         (14,300)
      Unrealized risk management (gain)                  (2,254)             --
      Stock-based compensation                              132              --
      Effect of statutory tax rated changes on
      future income tax liabilities                      (8,359)             --
      Non-controlling interest                             (147)             --
--------------------------------------------------------------------------------

  Adjusted net earnings from operations                 $14,088         $17,517

  Per share - basic                                      $ 0.12          $ 0.15
            - diluted                                    $ 0.11          $ 0.14
--------------------------------------------------------------------------------


OPERATING SUMMARY

--------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED MARCH 31
  (6:1 boe conversion)                                     2004         2003
--------------------------------------------------------------------------------

  Average production

     Natural gas (MMCF/D)                                   120          119
     Liquids (BBLS/D)                                     5,655        6,068

  Total (BOE/D)                                          25,717       25,853

  Average pricing

     Natural gas ($/MCF)                                 $ 6.09        $6.83
     Liquids ($/BBL)                                     $39.44       $35.62
--------------------------------------------------------------------------------

  Total ($/BOE)                                          $37.20       $39.73

  Cash flow netback ($/BOE)                              $18.10       $20.70
--------------------------------------------------------------------------------


OPERATIONS REVIEW
--------------------------------------------------------------------------------

DRILLING SUMMARY


During the first quarter of 2004, Compton drilled 59 gross (49 net) wells. Of the 59 wells drilled, 16 were classified as exploratory and 43 as development wells. Four wells drilled were standing, cased wells and are awaiting completion. These standing wells are not included in the following table.

First quarter 2004 drilling results are summarized below:

--------------------------------------------------------------------------------
AREA                         GAS       OIL    D&A      TOTAL      NET    SUCCESS
--------------------------------------------------------------------------------
Southern Alberta              23       0        3        26        22      88%
Central Alberta               19       0        3        22        18      86%
Peace River Arch               2       5        0         7         5     100%
--------------------------------------------------------------------------------
TOTAL                         44       5        6        55        45      89%
--------------------------------------------------------------------------------


FACILITIES

With the acquisition of the Mazeppa and Gladys facilities and related infrastructure by Mazeppa Processing Partnership ("MPP") in July of 2003, Compton acquired control and management of the facilities. Expansion plans were immediately initiated to facilitate the Company's drilling program in the area. Construction of the plant commenced in December 2003 and is substantially complete with testing ongoing.

With the completion of the Mazeppa sweet gas expansion, the Company's processing capacity in Southern Alberta will be 172 mmcf/d. Available processing capacity will be sufficient to accommodate Compton's production additions for the next few years. Future expansions, when required, can be undertaken by Compton as operator, ensuring timely completion.


SOUTHERN ALBERTA

Southern Alberta is Compton's largest core area, prospective for multi-zone natural gas, including medium depth Belly River, deep tight Basal Quartz and Wabamun Crossfield gas. Additional exploration upside exists in the Edmonton sands and coals, Viking and Glauconite zones. Compton drilled 27 (23 net) wells with an 88% success rate in Southern Alberta in the first quarter of 2004.

Six wells targeting Basal Quartz sands at Hooker were drilled in the first quarter of 2004, resulting in four gas wells and two D&A wells. As a result, the Hooker trend was extended 1.5 miles to the southeast and three further development locations were identified.

Compton drilled three wells in the last quarter of 2003 at Callum, the Company's most southern area of operations. Multiple zones in each well were tested and completed in the first quarter of 2004 and are now being tied-in. Callum is a complex area and the completions and testing conducted during the first quarter of 2004 have provided the Company with an increased understanding of the reservoir and prospective zones. This knowledge will benefit Compton as it proceeds with the development of the Callum area.

The Company drilled 20 gas wells targeting Belly River sandstones in the Centron/Gladys/Brant area. All wells encountered multiple pay sections and continued the extension of the Belly River trend four miles southeast.

Additionally, much of Compton's lands in Southern Alberta are believed to be prospective for coal bed methane ("CBM"). CBM prospects immediately north and east of Compton's land holdings are being actively pursued by others with apparent significant success. These CBM plays appear to trend onto Compton lands in the Centron, Gladys and Brant areas. Compton has focused on deeper sandstone structures and has only recently began evaluating the area's CBM potential. A preliminary assessment was completed in the first quarter with encouraging results. Compton plans to further evaluate the CBM potential through the recompletion of several existing wells in uphole prospective CBM zones. Dependant upon these results, the Company will develop a plan later in 2004 to exploit these reserves.


CENTRAL ALBERTA

Central Alberta provides Compton with excellent exploration and development drilling opportunities and allows the Company to adopt an approach similar to its successful deep basin style Southern Alberta developments. During the first quarter of 2004 Compton drilled 25 (21 net) wells with an 86% success rate in Central Alberta.

Compton drilled and cased seven gas wells in the Niton area, targeting the Gething and Rock Creek sands. Three of the wells were drilled on the southwest side of the pool, further extending the pool boundaries. In the Niton area, Compton has identified several locations plus multiple downspace locations. Compton's operations in the Niton area continue to benefit from the Company's extensive tight gas experience acquired from other geologically similar core areas.

During the first quarter of 2004 the Company continued to expand its operations at Niton. Pursuant to a takeover offer on March 1, 2004, Compton acquired in excess of 90% of the outstanding shares of Redwood Energy, Ltd. ("Redwood") on April 26, 2004. The acquisition of Redwood includes approximately 500 boe/d of production, 1,300 mboe of reserves and 35 sections of land adjacent to Compton's existing land position at Niton. The acquisition also includes 32 km of operated gas gathering systems which will facilitate the tie-in of recent discoveries at Niton.


PEACE RIVER ARCH

The Peace River Arch area located north of Grand Prairie, contains multi-zone potential for both exploration and development opportunities. In the first quarter of 2004, Compton drilled seven (five net) wells in the Arch with a 100% success rate. At Cecil, three horizontal oil wells were drilled into the Charlie Lake pool. Six follow up locations have been identified and will be drilled prior to year end. An oil well was drilled and cased at Worsley, which extends the Charlie Lake pool to the northwest and has resulted in several follow-up drilling locations.

OUTLOOK AND GUIDANCE

Compton is very satisfied with the results of its first quarter drilling program. The Company achieved successful results in all core areas. During the second quarter of 2004, Compton will focus on the completion and tie-in of existing wells drilled during the latter part of 2003 and the first quarter of 2004. Drilling activity will increase in the second half of 2004, consistent with the Company's drilling program.

Compton has reviewed its 2004 drilling program and updated its budget to reflect a three month delay in the Mazeppa gas plant expansion and well tie-in's relating from processing and facility constraints. As a result, the Company's 2004 operations are expected to achieve the following:

o Compton's production is expected to average between 28,000 boe/d and 29,000 boe/d for 2004. Average natural gas production is expected to average between 135mmcf/d and 140 mmcf/d.

o The Company expects to participate in 180 to 190 gross exploration and development wells in 2004, including the 59 wells drilled in the first quarter.

o Compton plans a 2004 capital expenditures program of $200 million directed towards exploration and development.

o Compton expects to generate $185 million to $195 million operating cash flow for the year. This is based upon US$35.00/bbl WTI oil prices and US$5.25 to $5.50/mmbtu NYMEX gas prices during the last nine months of 2004 and a Canadian dollar exchange rate of US$0.74.

Compton intends to continue its focus on its core areas and tight gas exploration. As a result, the Company is proceeding with the disposition of minor, non-core properties.


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2003, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE. PER BARREL OF OIL EQUIVALENT AMOUNTS HAVE BEEN CALCULATED USING A CONVERSION RATE OF 6 THOUSAND CUBIC FEET OF NATURAL GAS BEING EQUAL TO 1 BARREL OF OIL (6 MCF = 1 BOE).

INCLUDED IN THE MD&A ARE REFERENCES TO TERMS COMMONLY USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW AND CASH FLOW/SHARE. THESE TERMS ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES("GAAP") IN CANADA. CONSEQUENTLY THESE ARE REFERRED TO AS NON-GAAP MEASURES.

Compton is an independent, public company actively engaged in the exploration, development and production ("E&P") of natural gas, natural gas liquids, and crude oil in Western Canada. Additionally, Compton controls and manages the Mazeppa Processing Partnership, which owns significant midstream assets critical to the Company's activities in Southern Alberta. The accounts of MPP are consolidated and reflected as a separate business unit.

PRODUCTION

--------------------------------------------------------------------------------
                                                              THREE MONTHS ENDED
                                                                   MARCH 31
(6:1 boe conversion)                                           2004         2003
--------------------------------------------------------------------------------
Average daily production

   Natural gas (MMCF/D)                                         120          119
   Liquids (light oil & ngl's) (BBLS/D)                       5,655        6,608
--------------------------------------------------------------------------------
Total oil equivalent (BOE/D)                                 25,717       25,853
--------------------------------------------------------------------------------

During the first quarter of 2004 production averaged 25,717 boe/d, comparable with production in the first quarter of 2003. Due to the Company's continued focus on natural gas, liquids production in the first quarter of 2004 decreased 14% from the same period in 2003. With the resolution of processing constraints in Southern Alberta, Compton expects overall production to increase during the remainder of the year. Currently 3,500 boe/d of production is behind pipe and awaiting tie in.

OPERATING CASH FLOW AND NET EARNINGS

--------------------------------------------------------------------------------
                                                                   THREE MONTHS
                                                                 ENDED MARCH 31
                                                               2004         2003
--------------------------------------------------------------------------------

Cash flow from operations ($000S)                           $40,860      $48,038

Per share - basic ($/SHARE)                                  $ 0.35       $ 0.41
          - diluted ($/SHARE)                                $ 0.33       $ 0.39

Net earnings ($000S)                                        $22,301      $31,817

Per share - basic ($/SHARE)                                  $ 0.19       $ 0.27
          - diluted ($/SHARE)                                $ 0.18       $ 0.26
--------------------------------------------------------------------------------

Net earnings and cash flow for the three months ended March 31, 2004 were down compared to the first quarter of 2003 due to lower realized prices and marginally lower production volumes.


REVENUE AND PRICING

--------------------------------------------------------------------------------
                                                               THREE MONTHS
                                                              ENDED MARCH 31
($000s, except where noted)                                2004          2003
--------------------------------------------------------------------------------
E&P revenue                                             $87,057       $92,444
MPP                                                         901            --
--------------------------------------------------------------------------------
Total revenue                                           $87,958       $92,444
Average pricing
   Natural gas ($/MCF)                                  $  6.09       $  6.83(1)
   Liquids ($/BBL)                                      $ 39.44       $ 35.62(1)
--------------------------------------------------------------------------------
Total oil equivalent ($/BOE)                            $ 37.20       $ 39.73
--------------------------------------------------------------------------------

(1) Including hedge losses of $0.28/mcf of natural gas and $3.92/bbl of liquids.

E&P revenue for the first quarter of 2004 was lower than in the first quarter of 2003 primarily due to lower realized prices. Commodity hedge gains and losses are not included in 2004 prices, but are reflected in "Risk Management" on the consolidated income statements. 2003 revenue is net of hedge losses of $4 million.

Liquids revenue for the first quarter of 2004 was $20 million, marginally higher than the same period in 2003 and the fourth quarter of 2003. Higher oil and liquids prices in the current quarter were offset by lower production.

In the first quarter of 2004 natural gas revenue was $67 million, down from $73 million in the first quarter of 2003 due to lower prices in the current quarter. Natural gas prices were higher in the first quarter of 2004 compared to the fourth quarter of 2003 and as a result, natural gas revenue in the first quarter increased from $62 million in the fourth quarter of 2003. Approximately 15% of the Company's natural gas production remains committed to aggregator contracts, which received a price during the quarter that was on average $0.20/mcf less than prices received on non-aggregator volumes.

RISK MANAGEMENT

Compton is exposed to fluctuations in commodity prices, interest rates and the Canadian/U.S dollar exchange rate. The Company, when considered appropriate, utilizes financial instruments to manage its exposure to these risks.

COMMODITY PRICE RISK MANAGEMENT

Effective January 1, 2004 the Company elected to account for commodity hedges on a mark-to-market basis and recognized a deferred loss and a liability of $2 million with respect to outstanding contracts as of that date.

The following table outlines commodity hedge transactions which were in place during the first quarter of 2004 and/or are currently in place.

-----------------------------------------------------------------------------------------------------
 COMMODITY          TYPE             TERM                  AMOUNT           AVERAGE PRICE      INDEX
-----------------------------------------------------------------------------------------------------
NATURAL GAS:
                  Collars           Jan - Mar 2004        30,000 GJ/d       Cdn$5.34 - $7.56     AECO
                  Collars          Apr - June 2004        35,000 GJ/d       Cdn$4.96 - $6.59     AECO
                  Collars          July - Oct 2004        30,000 GJ/d       Cdn$5.13 - $6.76     AECO
                  Collars           Nov - Dec 2004        10,000 GJ/d       Cdn$5.38 - $7.18     AECO

CRUDE OIL:
                  Collars      Jan 2004 - Dec 2004       1,500 bbls/d      US$25.83 - $29.37      WTI
-----------------------------------------------------------------------------------------------------

INTEREST RATE RISK MANAGEMENT

Concurrent with the closing of the Company's senior note offering in 2002, the Company entered into interest rate swaps that converted fixed rate U.S. dollar denominated interest into floating rate Canadian dollar denominated interest obligations. Effective January 1, 2004 the Company elected to account for the interest rate swaps on a mark-to-market basis and recorded a deferred loss and a liability of $9 million relating to the swap arrangements. With the weaker Canadian dollar at March 31, 2004 the Company recorded, on a mark-to-market basis, an unrealized gain of $8 million which reduced the liability recorded at January 1, 2004.

The following table summarizes the risk management transactions for the first quarter of 2004:

--------------------------------------------------------------------------------
($000s)                                            RISK        RISK        RISK
                                             MANAGEMENT  MANAGEMENT  MANAGEMENT
                                          DEFERRED LOSS   LIABILITY (GAIN) LOSS
--------------------------------------------------------------------------------
January 1, 2004 mark-to-market                  $10,895     $10,895     $    --
    Commodity hedges                             (1,164)      3,446       5,658
    Interest rate swap                               --      (8,279)     (8,279)
--------------------------------------------------------------------------------
March 31, 2004                                  $ 9,731     $ 6,062     $(2,621)
--------------------------------------------------------------------------------

ROYALTIES

--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
                                                               2004         2003
--------------------------------------------------------------------------------
Royalties ($000's)                                          $20,781      $22,924
% of E&P revenue                                              23.6%        24.8%
--------------------------------------------------------------------------------

The Company's royalty rate in the first quarter of 2004 was lower than in the same period of 2003 due to decreased prices and production in the current quarter. The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices.

OPERATING EXPENSES

--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
($000s, except where noted)                                   2004          2003
--------------------------------------------------------------------------------
E&P activities                                             $13,644       $12,129
MPP                                                             32            --
--------------------------------------------------------------------------------
Total operating expenses                                   $13,676       $12,129
E&P operating expenses per boe ($/BOE)                     $  5.83       $  5.21
--------------------------------------------------------------------------------

Operating costs per boe in the first quarter of 2004 were higher than in the first quarter of 2003 due to the overall year over year increase in the cost of goods and services in the oil and natural gas industry, additional field staff required for expanding operations and higher energy costs.

Operating costs in the first quarter decreased from $6.06/boe in the fourth quarter of 2003 due to a decline in repairs and maintenance expenses and an overall corporate effort to reduce operating costs.

GENERAL AND ADMINISTRATIVE EXPENSES

--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
($000s, except where noted)                                    2004        2003
--------------------------------------------------------------------------------
  E&P general and administrative expense                     $5,293      $4,742
  Capitalized G&A                                              (528)       (689)
  Operating recoveries                                       (1,995)     (1,264)
--------------------------------------------------------------------------------
  Net general and administrative expense                      2,770       2,789
  MPP general and administrative expense                        150          --
--------------------------------------------------------------------------------
  Total general and administrative expense                   $2,920      $2,789
  Net E&P general and administrative ($/BOE)                  $1.18       $1.20
--------------------------------------------------------------------------------

Net E&P general and administrative expenses were $1.18/boe for the first quarter of 2004, comparable to the same period of 2003 and down marginally from fourth quarter 2003 G&A expenses of $1.24/boe.

INTEREST EXPENSE

--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
($000s)                                                        2004         2003
--------------------------------------------------------------------------------
Interest expense                                           $  7,717     $  6,613
Average debt outstanding                                   $384,500     $291,500
--------------------------------------------------------------------------------

Interest expense in the first quarter of 2004 was higher than in the first quarter of 2003 due to increased debt levels. The average debt outstanding rose in the second quarter of 2003 as the Company increased the amount drawn on its syndicated credit facility to fund the purchase the Mazeppa and Gladys gas plants and related infrastructure by MPP. In addition, borrowings under the Company's senior credit facilities were increased to fund capital expenditures in excess of cash flow.

Interest expense for the first quarter of 2004 was lower in comparison to the fourth quarter of 2003 due to a decline in lending rates.

DEPLETION, DEPRECIATION AND ASSET RETIREMENT COSTS, DD&A

--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
 ($000s, except where noted)                                    2004        2003
--------------------------------------------------------------------------------
 E&P                                                         $16,180     $12,678
 MPP                                                             523          --
--------------------------------------------------------------------------------
 Total DD&A                                                  $16,703     $12,678

 E&P DD&A per boe ($/BOE)                                    $  6.91     $  5.45
--------------------------------------------------------------------------------

Depletion, depreciation and asset retirement costs, on a unit of production basis, were $6.91/boe in the first quarter of 2004, basically the same as Q4 2003 DD&A of $6.95/boe and 4% higher than the annual 2003 rate of $6.62/boe. Higher DD&A rates are attributable to overall increase in drilling and service costs together with the inclusion of asset retirement obligations in the Company's depletion base.

CAPITAL EXPENDITURES

--------------------------------------------------------------------------------------------
                                                              THREE MONTHS ENDED

                                                    MARCH 31,       %      MARCH 31,      %
($000s)                                                 2004                   2003
--------------------------------------------------------------------------------------------
 E&P activities
   Land and seismic                                  $12,128       16%      $ 5,877      15%
   Drilling and completions                           52,140       68%       24,726      64%
   Production facilities                              15,313       20%        6,432      17%
   Property acquisitions / dispositions, net          (3,304)      -4%        1,520       4%
--------------------------------------------------------------------------------------------
 Sub-total, E&P                                       76,277      100%       38,555     100%
--------------------------------------------------------------------------------------------
MPP                                                    7,759                     --
--------------------------------------------------------------------------------------------
Total                                                $84,036                $38,555
--------------------------------------------------------------------------------------------

Capital expenditures for the three months ended March 31, 2004 totaled $84 million including $7.8 million relating to the expansion of the Mazeppa gas plant. Q1 capital expenditures reflect the Company's continued investment in undeveloped acreage in its core areas together with its budgeted, aggressive Q1 2004 drilling program.

LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------
                                                                 AS AT
                                                       MARCH 31,        Dec. 31,
($000s)                                                    2003            2004
--------------------------------------------------------------------------------
Current bank debt                                      $175,000        $164,500
Senior term notes                                       216,233         213,246
--------------------------------------------------------------------------------
Total debt                                             $391,233        $377,746
--------------------------------------------------------------------------------


The Company utilized an additional $10.5 million of its credit facilities during the first quarter of 2004 to fund its capital expenditure program including funds advanced to MPP for the expansion of the Mazeppa gas plant. The financing of MPP, which is expected to close prior to the end of the second quarter of 2004, will return approximately $75 million to Compton.

Compton expects that funds generated from operations, proceeds from minor, non-operated property dispositions and funds available under the Company's existing bank credit facilities will be sufficient to finance operations and budgeted capital expenditures of $200 million in 2004.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                               MARCH 31,           December 31,
                                                                    2004                   2003
                                                         ----------------     ------------------
ASSETS

Current
    Cash                                             $             5,011  $              15,548
    Accounts receivable and other                                106,678                 94,937
                                                         ----------------     ------------------

                                                                 111,689                110,485
Property and equipment                                         1,009,734                942,303
Deferred financing charges                                        10,902                 11,432
Risk management (Note 11)                                          9,731                     --
Other assets                                                         421                    100
                                                         ----------------     ------------------

                                                     $         1,142,477  $           1,064,320
                                                         ================     ==================

LIABILITIES

Current
    Bank debt (Note 4)                               $           175,000  $             164,500
    Accounts payable                                             117,299                 85,730
    Risk management (Note 11)                                      5,447                     --
    Taxes payable                                                  4,138                  2,757
                                                         ----------------     ------------------

                                                                 301,884                252,987
Senior term notes (Note 5)                                       216,233                213,246
Asset retirement obligations (Note 6)                             18,110                 17,329
Other liabilities (Note 11)                                          696                    155
Future income taxes                                              225,541                223,807
                                                         ----------------     ------------------

                                                                 762,464                707,524
                                                         ----------------     ------------------

NON-CONTROLLING INTEREST (Note 3)                                   (349)                  (110)
                                                         ----------------     ------------------

SHAREHOLDERS' EQUITY

Capital stock (Note 7)                                           133,277                131,577
Contributed surplus                                                  909                    760
Retained earnings                                                246,176                224,569
                                                         ----------------     ------------------

                                                                 380,362                356,906
                                                         ----------------     ------------------

                                                     $         1,142,477  $           1,064,320
                                                         ================     ==================

Subsequent event (Note 13)


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
 (unaudited) (thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------

                                                                      THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                        2004               2003
                                                              ---------------     --------------
REVENUE
  Oil and natural gas revenues                            $           87,958  $          92,444
  Royalties                                                          (20,781)           (22,924)
                                                              ---------------     --------------
                                                                      67,177             69,520
                                                              ---------------     --------------
EXPENSES
  Operating                                                           13,676             12,129
  General and administrative                                           2,920              2,789
  Interest, net                                                        7,717              6,613
  Depletion and depreciation                                          16,703             12,678
  Accretion of asset retirement obligations                              399                331
  Foreign exchange loss (gain)                                         2,992            (18,172)
  Risk management (gain) (Note 11)                                    (2,621)                --
  Stock-based compensation                                               215                 --
                                                              ---------------     --------------
                                                                      42,001             16,368
                                                              ---------------     --------------

EARNINGS BEFORE TAXES AND NON-CONTROLLING INTEREST                    25,176             53,152
                                                              ---------------     --------------
TAXES (Note 10)
  Current                                                              1,381                353
  Future                                                               1,734             20,982
                                                              ---------------     --------------
                                                                       3,115             21,335
                                                              ---------------     --------------

EARNINGS BEFORE NON-CONTROLLING INTEREST                              22,061             31,817

Non-controlling interest                                                (240)                --
                                                              ---------------     --------------
NET EARNINGS                                                          22,301             31,817
                                                              ===============     ==============

EARNINGS PER SHARE (Note 9)
   Basic                                                  $             0.19  $            0.27
                                                              ===============     ==============

   Diluted                                                $             0.18  $            0.26
                                                              ===============     ==============

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                        2004               2003
                                                               --------------      -------------
RETAINED EARNINGS, as previously reported                  $         224,569   $        117,720
Change in accounting policy
   Asset retirement obligations                                           --             (5,681)
                                                               --------------      -------------

RETAINED EARNINGS, as restated                                       224,569            112,039
Net earnings                                                          22,301             31,817
Premium on redemption of shares                                         (694)            (1,460)
                                                               --------------      -------------

RETAINED EARNINGS, end of period                           $         246,176   $        142,396
                                                               ==============      =============


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                        2004               2003
                                                               --------------      -------------
OPERATING ACTIVITIES
Net earnings                                               $          22,301   $         31,817
Amortization of deferred charges                                         530                524
Depletion and depreciation                                            16,703             12,678
Accretion of asset retirement obligations                                399                331
Unrealized foreign exchange loss (gain)                                2,987            (18,172)
Future income taxes                                                    1,734             20,982
Risk management (Note 11)                                             (3,669)                --
Stock-based compensation                                                 215                 --
Pension expense                                                          (88)                --
Asset retirement expenditures                                            (12)              (122)
Non-controlling interest                                                (240)                --
                                                               --------------      -------------

Cash flow from operations                                             40,860             48,038
                                                               --------------      -------------

Change in non-cash working capital                                    (4,624)           (11,342)
                                                               --------------      -------------

                                                                      36,236             36,696
                                                               --------------      -------------

FINANCING ACTIVITIES
  Issuance of bank debt                                               10,500                 --
  Capital lease obligations                                               (9)                (6)
  Deferred financing charges                                              --                (29)
  Proceeds from share issuances (net)                                  1,763              1,082
  Redemption of common shares                                           (824)            (1,868)
  Change in non-cash working capital                                   4,694              3,132
                                                               --------------      -------------

                                                                      16,394              2,311
                                                               --------------      -------------

INVESTING ACTIVITIES
  Property and equipment additions                                   (84,036)           (37,035)
  Property acquisitions                                                   --             (1,520)
  Change in non-cash working capital                                  20,869             (2,604)
                                                               --------------      -------------

                                                                     (63,167)           (41,159)
                                                               --------------      -------------

CHANGE IN CASH                                                       (10,537)            (2,152)

Cash, beginning of period                                             15,548             14,725
                                                               --------------      -------------

Cash, end of period                                        $           5,011   $         12,573
                                                               ==============      =============

See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)

--------------------------------------------------------------------------------

1.     BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Compton Petroleum Corporation (the "Company") and its wholly owned subsidiaries including the accounts of Mazeppa Processing Partnership in accordance with the accounting policy "Variable Interest Entities". The Company is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

The consolidated financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2003.

All amounts are presented in Canadian dollars unless otherwise stated.

2.       CHANGE IN ACCOUNTING POLICY

HEDGING RELATIONSHIPS

The Company has elected not to designate any of its risk management activities in place at January 1, 2004 as accounting hedges under AcG-13 and accordingly, will account for all of these derivatives using the mark-to-market accounting method. The impact on the Company's consolidated financial statements at January 1, 2004 resulted in the recognition of risk management liabilities of $10.9 million and risk management assets (deferred losses) of $10.9 million, before tax. The risk management assets will be recognized into earnings as the contracts expire and the liability will be revalued at each balance sheet date with any gain or loss recognized in earnings.

3.       SEGMENTED INFORMATION

In June of 2003, Mazeppa Processing Partnership ("MPP"), a limited partnership organized under the laws of the province of Alberta, acquired certain midstream assets from an independent third party. The assets consist of major natural gas gathering and processing facilities in southern Alberta. The Company has minimal equity ownership in MPP. However, in its capacity as general partner, the Company has control of MPP, manages the activities of the partnership and processes a significant portion of its production in Southern Alberta through the facilities. The Company is considered to be the primary beneficiary of MPP's operations and the consolidated financial statements of the Company include the accounts of MPP.

The operations of MPP are considered to be a business segment separate and distinct from the Company's exploration, exploitation, development and production activities ("E&P activities"). Information relating to the two business segments is summarized below and inter-company transactions are eliminated on consolidation as indicated.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


3.       SEGMENTED INFORMATION (continued)

                                                         E&P                               INTER-
Three months ended March 31, 2004                    ACTIVITIES            MPP             COMPANY           TOTAL
---------------------------------------------------------------------------------------------------------------------
Oil and natural gas revenues                     $        87,057    $        3,468    $      (2,567)    $      87,958
Royalties                                                (20,781)               --               --           (20,781)
                                                     ------------      ------------      ------------      -----------
                                                          66,276             3,468           (2,567)           67,177
                                                     ------------      ------------      ------------      -----------

Operating                                                 13,644             2,541           (2,509)           13,676
General and administrative                                 2,770               208              (58)            2,920
Interest, net                                              7,110               607               --             7,717
Depletion and depreciation                                16,180               523               --            16,703
Accretion of asset retirement obligations                    392                 7               --               399
Foreign exchange loss                                      2,992                --               --             2,992
Risk management (gain)                                    (2,621)               --               --            (2,621)
Stock-based compensation                                     215                --               --               215
                                                     ------------      ------------      ------------      -----------
                                                          40,682             3,886           (2,567)           42,001
                                                     ------------      ------------      ------------      -----------

Earnings   before   tax   and   non-controlling           25,594              (418)              --            25,176
interest

Tax                                                        3,293              (178)              --             3,115

Non-controlling interest                                      --                --             (240)             (240)
                                                     ------------      ------------      ------------      -----------

Net earnings (loss)                              $        22,301    $         (240)    $        240     $      22,301
                                                     ============      ============      ============      ===========

Losses from the operations of MPP are attributable to the Limited Partner and are charged to non-controlling interest on the consolidated balance sheets.

CAPITAL EXPENDITURES

                                                              E&P
Three months ended March 31, 2004                         ACTIVITIES                MPP                  TOTAL
--------------------------------------------------------------------------------------------------------------------
     Property and equipment additions                $           76,277    $            7,759    $           84,036
                                                        ================      ================      ================

                                                                                 PROPERTY
                                                                                   AND
Property and Equipment and total assets                                         EQUIPMENT            TOTAL ASSETS
--------------------------------------------------------------------------------------------------------------------
     E&P activities                                                        $         937,422     $        1,136,685
     MPP                                                                              72,312                 76,700
     Inter-company eliminations                                                           --                (70,908)
                                                                              ---------------       ----------------

                                                                           $       1,009,734     $        1,142,477
                                                                              ===============       ================

The Company has advanced the funds to MPP necessary to acquire the midstream assets, expand the facilities and fund ongoing operations. The inter-company elimination of total assets noted above relates to an inter-company receivable/payable in respect to these amounts. MPP is currently in the process of securing alternative funding, the proceeds of which will be used to repay funds advanced by the Company.

Included in property and equipment is $2.2 million (December 31, 2003 - $2.2 million) of physical inventory, held in various locations throughout the Company's operational areas.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


4.     SENIOR CREDIT FACILITIES

                                                                  MARCH 31,          December 31,
                                                                       2004                  2003
                                                             ---------------      ----------------
  Authorized
      Extendible revolving credit facility              $           175,000   $           175,000
      Working capital facility                                       10,000                10,000
                                                             ---------------      ----------------
  Total                                                 $           185,000   $           185,000
                                                             ---------------      ----------------
  Utilized                                              $           175,000   $           164,500
                                                             ===============      ================

As of July 7, 2003, the Company had a net borrowing base of $240 million as determined by the Company's Canadian banking syndicate and the Company arranged authorized syndicated senior credit facilities with the syndicate in the amount of $185 million (December 31, 2003 - $185 million). The senior credit facilities consist of a $175 million (December 31, 2003 - $175 million) extendible revolving credit facility and a $10 million (December 31, 2003 - $10 million) working capital facility. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin currently set at 0.70%, 1.70% and 1.70%, respectively. Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. Subsequent to March 31, 2004, the authorized credit facilities were increased to $215 million. These facilities mature on July 7, 2004.

The credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings.

5.     SENIOR TERM NOTES

                                                                    MARCH 31,          December 31,
                                                                         2004                  2003
                                                            -----------------      ----------------
Senior term notes (US$165.0 million)
  Proceeds on issuance                                  $             259,051   $           259,051
  Unrealized foreign exchange (gain)                                  (42,818)              (45,805)
                                                            ------------------      ----------------
                                                        $              216,233  $           213,246
                                                            ==================      ================

The senior term notes bear interest at 9.90%, semi-annual, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%. This arrangement resulted in an effective interest rate of 7.4% during period ended March 31, 2004 (March 31, 2003 - 7.7%).

Interest incurred on senior term notes was $5.0 million for period ended March 31, 2004 (March 31, 2003 - $5.0 million).

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


6.     ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                                          MARCH 31,          December 31,
                                                                               2004                  2003
                                                                     ---------------      ----------------
Asset retirement obligations, beginning of year                   $          17,329    $           17,335
   Liabilities incurred                                                         843                 1,241
   Liabilities settled                                                          (12)               (2,683)
   Liabilities disposed                                                        (449)                   --
   Accretion expense                                                            399                 1,436
                                                                     ---------------      ----------------
Asset retirement obligations, end of period                       $          18,110    $           17,329
                                                                     ===============      ================

7.     CAPITAL STOCK

ISSUED AND OUTSTANDING

                                                           MARCH 31,                      December 31,
                                                             2004                             2003
                                                 -----------------------------   ------------------------------
                                                   NUMBER OF                       Number of
                                                    SHARES            AMOUNT        shares             Amount
                                                    (000s)                          (000s)
                                                 --------------    -----------   --------------     -----------
Common shares outstanding,
beginning of year                                    116,423     $   131,577         116,271     $    128,079
   Shares issued for cash, net                            --              --             587            2,712
   Shares issued for property                             --              --              15               81
   Shares issued under option plan                       855           1,830             913            2,296
   Shares repurchased                                   (115)           (130)         (1,363)          (1,591)
                                                 --------------    -----------   --------------     -----------

Common shares outstanding, end of period             117,163     $   133,277         116,423     $    131,577
                                                 ==============    ===========   ==============     ===========

During the fourth quarter of 2003, common shares issued for cash were issued on a flow-through basis. Under the terms of the flow-through agreements, the Company is required to expend $4.2 million on qualifying oil and natural gas expenditures prior to December 31, 2004. As at March 31, 2004, all necessary expenditures have been made.

During the quarter the Company purchased for cancellation 114,800 common shares at an average price of $7.17 per share (December 31, 2003 - 1,363,401 shares at an average price of $5.83 per share) pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


8.       STOCK-BASED COMPENSATION PLANS

STOCK OPTION PLAN

      The Company has implemented a stock option plan for directors, officers and employees. The exercise price of each option equals the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the option is granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following table summarizes information relating to stock options:

                                                  MARCH 31, 2004                        December 31, 2003
                                        --------------------------------     ---------------------------------
                                                             WEIGHTED                               Weighted
                                                             AVERAGE                                average
                                        STOCK OPTIONS        EXERCISE        Stock options          exercise
                                           (000s)             PRICE              (000s)              price
                                        --------------    --------------     ---------------    --------------
Outstanding, beginning of year                 10,672  $        2.54                10,357   $        2.21
   Granted                                         91  $        6.00                 1,503   $        5.18
   Exercised                                     (855) $        2.06                  (913)  $        2.52
   Cancelled                                     (118) $        4.60                  (275)  $        4.63
                                        --------------    --------------     ---------------    --------------
Outstanding, end of period                      9,790  $        2.59                10,672   $        2.54
                                        ==============    ==============     ===============    ==============
Exercisable, end of period                      7,277  $        1.87                 7,763   $        1.77
                                        ==============    ==============     ===============    ==============

      The range of exercise prices of stock options outstanding and exercisable at March 31, 2004 is as follows:

                                               OUTSTANDING OPTIONS                        EXERCISABLE OPTIONS
                                --------------------------------------------------  -------------------------------
                                                     WEIGHTED
                                                     AVERAGE           WEIGHTED                          WEIGHTED
                                 NUMBER OF          REMAINING          AVERAGE        NUMBER OF           AVERAGE
                                  OPTIONS          CONTRACTUAL         EXERCISE        OPTIONS           EXERCISE
RANGE OF EXERCISE PRICES        OUTSTANDING        LIFE (YEARS)         PRICE        OUTSTANDING           PRICE
                                -------------     ---------------    -------------  --------------      -----------
$0.60 - $1.25                          3,660           2.7              $0.77               3,660          $0.77
$1.45 - $2.30                          1,470           5.6              $1.95               1,470          $1.95
$2.98 - $3.50                            890           5.9              $3.03                 818          $3.03
$3.80 - $4.60                          2,582           7.8              $4.05               1,259          $4.04
$4.75 - $6.17                          1,188           6.4              $5.46                  70          $4.79
                                -------------                        -------------  --------------      -----------

                                       9,790                            $2.59               7,277          $1.87
                                =============                        =============  ==============      ===========

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted after January 1, 2003 to directors, officers and employees using the fair-value method. Options granted prior to January 1, 2003 are accounted for using the intrinsic value method. If the Company had applied the fair-value method to options granted prior to 2003 consistent with the methodology prescribed by the CICA Handbook section 3870, the Company's pro-forma net earnings and net earnings per share would have been as indicated below:

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


8.       STOCK-BASED COMPENSATION PLANS (continued)

                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                      2004             2003
                                                               -----------------------------
Net earnings
     As reported                                           $        22,301  $        31,817
     Less fair value of stock options                                (488)            (635)
                                                               ------------     ------------
Pro-forma                                                  $        21,813  $        31,182
                                                               ------------     ------------
Net earnings per common share - basic
     As reported                                           $          0.19  $          0.27
     Pro-forma                                             $          0.19  $          0.27

Net earnings per common share - diluted
     As reported                                           $          0.18  $          0.26
     Pro-forma                                             $          0.18  $          0.26

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                     2004              2003
                                                              ------------------------------
        Weighted average fair value of options granted     $         2.94    $         3.07
        Risk-free interest rate                                      4.0%              4.7%
        Expected lives (YEARS)                                        5.0               7.0
        Expected volatility                                         51.2%             59.0%

SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the periods ended March 31, 2004 and 2003, there was no significant compensation costs related to the outstanding variable component of these share appreciation rights. The liability related to the variable component of these options amounts to $1.9 million, which is included in accounts payable as at March 31, 2004 (December 31, 2003 - $2.4 million).

9.    PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

                                                             MARCH 31,
                                                  ------------------------------
                                                          2004             2003
                                                         (000s)           (000s)
Weighted average common shares
   outstanding - basic                                 116,885          116,338
Effect of stock options                                  6,402            5,724
                                                  -------------    -------------
Weighted average common shares
   outstanding - diluted                               123,287          122,062
                                                  =============    =============

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


10.   INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

                                                                     THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                       2004              2003
                                                                ------------------------------
  Net earnings before tax                                    $       25,176   $        53,152
                                                                ------------     -------------
  Canadian statutory rate                                             38.6%             42.1%
  Expected income taxes                                      $        9,718   $        22,377
  Effect on taxes resulting from:
    Non-deductible crown charges                                      4,186             7,721
    Resource allowance                                               (3,358)           (6,374)
    Large corporations tax                                              395               353
    Statutory tax rate reductions                                    (8,359)               --
    Non-taxable portion of foreign exchange loss (gain)                 577            (3,872)
    Other                                                               (44)            1,130
                                                                ------------     -------------
  Provision for income taxes                                 $        3,115   $        21,335
                                                                ============     =============
    Current (1)                                              $        1,381   $           353
    Future                                                            1,734            20,982
                                                                ------------     -------------
                                                             $        3,115   $        21,335
                                                                ============     =============

(1) Current taxes include the federal tax on large corporations.

On March 31, 2004, the Government of Alberta introduced legislation to reduce its corporate income tax rate from 12.5% to 11.5% effective April 1, 2004.


11.   RISK MANAGEMENT

The Company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. exchange rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

As discussed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments was recorded on the consolidated balance sheets with an off-setting net deferred loss amount. The deferred loss is recognized into net earnings over the life of the associated contracts. Changes in the fair value of the liability are subsequently recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of derivative instruments is based on quoted market prices.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


11.      RISK MANAGEMENT (continued)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to March 31, 2004:

                                                     DEFERRED             MARK                  TOTAL
                                                     LOSS ON               TO                UNREALIZED
                                                    TRANSITION           MARKET              GAIN/(LOSS)
                                                  ----------------    ---------------    ------------------
Fair value of contracts, January 1, 2004       $           10,895  $        (10,895)  $                --
Change in fair value, March 31, 2004                         (117)            4,702                 4,585
Settlements during the period                              (1,047)            1,047                    --
Fair value of contracts entered into
during the period                                              --              (916)                 (916)
                                                  ----------------    ---------------    ------------------
Fair value of contracts, March 31, 2004        $            9,731  $         (6,062)  $             3,669
                                                  ================    ===============    ==================

For the period ended March 31, 2004 the following risk management amounts were included in net earnings:

                                                                                              MARCH 31,
                                                                                                2004
                                                                                            --------------
  Unrealized loss - commodity contracts                                                  $         (4,610)
  Unrealized gain - interest rate swaps                                                             8,279
                                                                                            --------------
  Total unrealized gain                                                                             3,669

  Realized loss - commodity contracts                                                              (1,048)
                                                                                            --------------
  Net gain                                                                               $          2,621
                                                                                            ==============

A summary of all unrealized estimated fair value financial positions are as follows:
                                                                                              MARCH 31,
                                                                                                2004
                                                                                            --------------
  Commodity price risk
     Natural gas                                                                         $         (2,434)
     Crude oil                                                                                     (3,013)
                                                                                            --------------
  Risk management - current liability                                                              (5,447)

  Interest rate risk - Other long term liabilities                                                   (615)
                                                                                            --------------
  Mark-to-Market                                                                         $         (6,062)
                                                                                            ==============

Information with respect to interest rate risk contracts in place at December 31, 2003 is disclosed in Note 14 to the Company's annual audited consolidated financial statements. No new contracts have been entered into as at March 31, 2004.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) March 31, 2004
--------------------------------------------------------------------------------


11.      RISK MANAGEMENT (continued)

The following table outlines the financial agreements in place as at March 31, 2004:

                                             DAILY
                                           NOTIONAL
                           TERM              VOLUME                PRICE COLLARS              UNREALIZED
                           ----              ------                -------------              ----------
   Natural gas
        Collar      Jan. 04 - June 04         9,524 mcf        $5.12/mcf - $6.75/mcf       $        (166)
        Collar      Apr. 04 - Oct. 04        19,048 mcf        $5.25/mcf - $6.88/mcf       $      (1,715)
        Collar      Apr. 04 - Dec. 04         4,762 mcf        $5.25/mcf - $7.46/mcf       $        (378)
        Collar      July 04 - Dec. 04         4,762 mcf        $6.04/mcf - $7.61/mcf       $        (175)
                                                                                              -----------
                                                                                                  (2,434)
                                                                                              -----------
   Crude oil
        Collar      Jan. 04 - Dec. 04        1,500 bbls  U.S.$25.83/bbl - U.S.$29.37/bbl   $      (3,013)
   =====================================================================================      ===========

12. SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                                                                   THREE MONTHS ENDED
                                                                                        MARCH 31,
                                                                                  2004              2003
                                                                            -----------------------------
   Interest paid                                                       $         2,143   $         1,045
   Capital taxes paid                                                               --                --
                                                                            -----------       -----------
                                                                       $         2,143   $         1,045
                                                                            ===========       ===========


13.   SUBSEQUENT EVENT

Subsequent to March 31, 2004 and pursuant to an Offer to Purchase dated March 1, 2004, Compton Petroleum Acquisition Corporation, a wholly owned subsidiary of Compton Petroleum Corporation, acquired approximately 94% of the shares of Redwood Energy, Ltd., which were tendered to the Offer, and will acquire the balance of the shares pursuant to the compulsory acquisition provisions of the applicable securities legislation.

The total cash consideration is expected to be $17.7 million.

14.   COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform with the current period presentation.

FORWARD LOOKING STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARDLOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD-LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO: CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS AND MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, AND THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATORS. THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Thursday, May 13, 2004 at 1:30p.m. Mountain Standard Time (3:30 a.m. EST) to discuss the Company's 2004 first quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 1:20 p.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-4890
         Local Toronto 1-416-913-8746

Audio webcast:   http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=817740
                 --------------------------------------------------------------

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 20, 2004. Callers may dial toll-free 1-877-289-8525 and enter Access Code 21050712 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations,
Telephone: (403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com
         ------------------------              ---------------------------------